Claudia DiGiacomo Prudential Investments LLC Gateway Center 3 100 Mulberry Street Newark, NJ 07102 Tel: 973-802-5032 Fax: 973-367-6349

May 6, 2005

Larry Greene

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Pre-Effective Amendment No. 2 Registration Statement on Form N-14 under the Securities Act of 1933
(File No. 333-121795) of Strategic Partners Style Specific Funds (Style Specific)

Ladies and Gentlemen:

Style Specific, on behalf of Strategic Partners Total Return Bond Fund (Total Return Fund), a series of Style Specific, is writing in response to comments given by telephone on April 4, 2005 by Larry Greene and Richard Forbe of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, regarding Pre-Effective No.1 to the Fund’s Registration Statement on Form N-14 (File No. 333-121795) under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder. The Fund is currently preparing to file Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 under the Securities Act, and the rules and regulations thereunder (the Amendment).

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Summary of SEC Comments Received on Style Specific / Total Return Fund N-14/A Filing:  April 1, 2005

Comment Pages 29 to 30:  Please explain in a footnote the adjustment column.

Response:  The disclosure has been revised as requested.

Comment Pages B-1 to D-1:  Please clarify that the attached exhibits and enclosures are being incorporated by reference into the Amendment as opposed to just attached.

Response: The disclosure has been revised as requested.

Exhibits: Please confirm that the missing exhibits will be filed.

Response:  As indicated in the Exhibit Index, the tax opinion is the only missing exhibit and all other previously missing exhibits have been filed with the Amendment.  The tax opinion will be filed by a subsequent post effective amendment to the Registration Statement upon the consummation of the merger. Please note that the Fund has included the relevant “Undertakings” in Section 17 of the Amendment’s Part C.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the Fund intends to mail the Combined Proxy Statement and Prospectus to shareholders of Strategic Partners Bond Fund on or about June 1, 2005.  We would appreciate receiving any additional comments that you may have by May 26, 2005 which is 20 days from the filing of this Pre-effective Amendment No. 2.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at
973-802-5032.

Please send any copies of any correspondence relating to this filing to Claudia DiGiacomo by facsimile at 973-367-6349 with the original by mail to Prudential Investments LLC, 100 Mulberry Street, Newark, New Jersey 07102.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo

cc: Larry Greene
(Securities and Exchange Commission)

Kathryn Quirk
(Prudential Investments LLC)

Margery K. Neale
(Shearman & Sterling LLP)